Resin Systems Announces Second Quarter 2008 Results

Calgary, Alberta, August 14, 2008:  Resin Systems Inc. (“RS”), (RS - TSX / RSSYF - OTCBB), ), a technology innovator that develops advanced composite material products for infrastructure markets today announced its financial and operating results for the quarter ended June 30, 2008. RS reports in Canadian dollars and all financial references in this news release are in Canadian dollars unless otherwise noted.

Second Quarter 2008 Highlights

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Revenue increased to $1.4 million in the second quarter of 2008 (2007 - $0.05 million) and year-to-date it increased by $3.3 million to $3.5 million (2007 - $0.2 million) due to an increase in RStandard™ utility pole sales;

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net loss for the quarter was $11.2 million (2007 - $8.1 million) or a loss of $0.08 per share (2007 - loss of $0.06 per share) and net loss year-to-date is $18.4 million (2007 - $14.4 million) or a loss of $0.14 per share (2007 - loss of $0.13 per share), due mainly to write downs associated with Global Composite Manufacturing Inc.(“GCM”) totaling $5.2 million for the quarter and year-to-date; and

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use of cash in operations before non-cash working capital was $9.0 million (2007 - $4.1 million) and year-to-date it was $12.4 million (2007 - $8.3 million) due mainly to write downs associated with GCM totaling $5.2 million for the quarter and year-to-date.

Business Operations

As previously disclosed on August 1, 2008, RS applied to the Ontario Superior Court of Justice and was granted an order appointing BDO Dunwoody LLP as interim receiver for GCM, RS’s RStandard utility pole contract manufacturer. RS applied to have the interim receiver appointed for GCM due to GCM’s failure to obtain the planned funding necessary to operate its business. The appointment of the interim receiver was the most orderly way to protect and preserve RS’s assets, achieve a smooth transition of operations and ensure the continuation of production activities.

RS has signed an agreement with BDO Dunwoody Limited for RS to be fully responsible for and operate the utility pole manufacturing facility in Tilbury, Ontario. Manufacturing has started and RS currently has more than 50 employees working on production activities. RS's production targets for cell 1 and 2 remain unchanged and the company will not require additional funding to operate cells 1 and 2.

“With production activities continuing, we have achieved our objective of seamlessly transferring the manufacturing operations in Tilbury to RS,” said Paul Giannelia, president and chief executive officer of RS. “As we anticipated, the transfer of operations did not materially impact the production and delivery of our poles to our customers. We are focused on increasing output and growing our business.”

RS held a teleconference and webcast on Tuesday, August 12, 2008 and discussed the Company’s manufacturing and business plans. The webcast is archived on RS’s website, www.grouprsi.com, and will be available for approximately 90 days. In addition, to listen to a replay of the teleconference, please dial 1-866-245-6755 (toll-free in North America) or (416) 315-1035 and enter the passcode 382444. The replay is available for another 12 days. For its third quarter results, the Company will issue a news release announcing the date and time of the teleconference and webcast.

RS has filed its unaudited consolidated financial statements for the quarter ended June 30, 2008 and related management's discussion and analysis with Canadian securities regulatory authorities. The financial statements and management's discussion and analysis have also been filed with the United States Securities and Exchange Commission. Copies of the respective documents are available at www.sedar.com, www.sec.gov and RS's website at www.grouprsi.com.

Reader Advisory

Certain information set forth in this news release, including management's assessment of RS’s future plans and operations, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS’s future capital requirements; RS’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for RS’s products or for third party products incorporating its products; RS’s reliance on third parties to manufacture and sell its RStandard products and to manufacture and sell a line of rollers based on its RStandard composite tubes; RS’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials to it so it may make its Version resin and RStandard composite tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in RS's 2006 Annual Information Form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The term "use of cash in operations" is not a recognized measure under Canadian generally accepted accounting principles. Management believes that in addition to net loss, "use of cash in operations" is a useful supplemental measure, providing an indication of RS's ability to fund future operations. Investors are cautioned that "use of cash in operations" should not be construed as an alternative to net loss determined in accordance with generally accepted accounting principles as an indicator of the financial performance of the Company. The Company’s method of calculating "use of cash in operations" may differ from other issuers and may not be comparable to similar measures presented by other issuers.

About RS

RS is a technology innovator that develops advanced composite material products for infrastructure markets. These advanced material products are not only structurally superior to products made with traditional building blocks of wood, steel or concrete, they are also lighter, more durable and longer-lasting. The Company has entered the global market with its award winning utility poles and conveyor roller tubes as its initial products, and continues to identify a growing list of additional innovative products.

"RStandard" is a registered trademark of RS.

For further information please contact:

Resin Systems Inc.

Dimitrios (Jim) Leonidas, Chief Financial Officer

Tel: (403) 219-8000

Fax: (403) 219-8001

Email: info@grouprsi.com

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000 Fax: (403) 219-8001

Email:  info@grouprsi.com